NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)
TO:         PKF O’Connor Davies, LLP (“Successor Auditor”)
AND TO:     KPMG LLP (“Predecessor Auditor”)
AND TO:

Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon
__________________________________________________________________________________
Organigram Holdings Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11(6) of Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):
1. On April 16, 2024 KPMG LLP provided the Corporation with notice that it would not stand for reappointment as auditor of the Corporation for the 2025 Fiscal Year. KPMG LLP indicated that its notification was a result of its decision to cease providing financial statement audit services to companies in the cannabis industry, regardless of the jurisdiction in which they operate.
2. KPMG LLP did not seek the Company’s consent to its decision to not stand for re-appointment as the Company’s independent registered public accounting firm. As a result, neither the Company’s Board of Directors nor the Audit Committee of the Company’s Board of Directors participated in KPMG LLP’s decision.
3. The Company’s Board of Directors and Audit Committee have approved the appointment of PKF O’Connor Davies, LLP as Successor Auditor effective June 28, 2024.
4. KPMG LLP issued unqualified reports on the Company’s consolidated financial statements for the fiscal years ended September 30, 2023 and August 31, 2022. KPMG LLP issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal years ended September 30, 2023 and August 31, 2022 due to the existence of material weaknesses.
5. There have been no “reportable events” (as defined in Section 4.11 of NI 51-102).

The Company has requested from PKF O’Connor Davies, LLP a letter addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree, disagree or have no basis to agree or disagree with the above statements. The Company has requested from KPMG LLP a similar letter. A copy of such letters will be filed on SEDAR+. The Audit Committee has approved this Notice of Change of Auditor.
DATED at the City of Toronto, in the Province of Ontario, this 28th day of June, 2024.
ORGANIGRAM HOLDINGS INC.
“Greg Guyatt”
_____________________________
Greg Guyatt
Chief Financial Officer